                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                           Metretek Technologies, Inc.
               ---------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    59159Q107
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA 02482-7910
                                  781-283-8500

 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                December 9, 1999
             -------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

                         (Continued on following pages)


                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 59159Q107                                           PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DDJ Capital Management, LLC
     04-3300754
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER

                                        290,000
  NUMBER OF                         --------------------------------------------
   SHARES                           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                            --------------------------------------------
 REPORTING                          9   SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                290,000
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     290,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IA
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 59159Q107                                           PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     B III-A Capital Partners, L.P.
     (pending)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER

                                        48,400
  NUMBER OF                         --------------------------------------------
   SHARES                           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                            --------------------------------------------
 REPORTING                          9   SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                48,400
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 59159Q107                                           PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GP III-A, LLC
     (pending)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER

                                        48,400
  NUMBER OF                         --------------------------------------------
   SHARES                           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                            --------------------------------------------
 REPORTING                          9   SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                48,400
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 59159Q107                                           PAGE 5 OF 11 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Schedule 13D dated December 9, 1999 ("Schedule 13D") is filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates.

     This filing of Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This Schedule 13D relates to shares of the Common Stock, $.01 par value (the "Shares") of Metretek Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 1675 Broadway, Suite 2150, Denver, Colorado, 80202.

ITEM 2.   IDENTITY AND BACKGROUND:

     This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, B III-A Capital Partners, L.P., a Delaware limited partnership (the "Fund"), and GP III-A, LLC, a Delaware limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates." GP III-A, LLC is the general partner of, and DDJ is the investment manager for, the Fund. DDJ is also the investment manager for an account established for an institutional investor (the "Account") and an investment advisor to DDJ Canadian High Yield Fund, a closed-end investment trust established under the laws of the Province of Ontario Canada ("DDJ Canadian").

     The Shares described herein are owned by one or more of the Fund, the Account and DDJ Canadian. The principal office of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02482.

     The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

     Within the past five years, none of DDJ or the DDJ Affiliates named in this
Item 2 or, to the best of its knowledge, the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D

CUSIP NO. 59159Q107                                           PAGE 6 OF 11 PAGES

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     On December 9, 1999, the Fund, DDJ Canadian and the Account (collectively, the "Funds") purchased an aggregate of 1,450 Units issued by the Company pursuant to a private placement for a purchase price of $2,000 per Unit for an aggregate purchase price of $2,900,000. Each Unit consists of one share of Series B Preferred Stock, 200 shares of Common Stock and one Warrant to purchase 100 shares of Common Stock. The Units are immediately detachable into their component securities. The Fund purchased 242 Units for cash; DDJ Canadian purchased 725 Units for cash; and the Account purchased 483 Units for cash.

     Pursuant to the terms of the Certificate of Designation of Series B Preferred Stock, each share of Series B Preferred Stock may be converted any time after June 9, 2000 into that number obtained by dividing the Conversion Value ($1,000 plus accrued and unpaid dividends) by $5.9334 (the "Conversion Price"), subject to adjustment pursuant to certain antidilution and reset provisions. The Warrants may be exercised at any time after March 9, 2000 through December 9, 2004. The initial exercise price for the Warrants is $6.7425 per share, subject to adjustment pursuant to certain antidilution and reset provisions. Given that the Series B Preferred Stock and Warrants may not be converted or exercised within 60 days of the date of this filing, the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the Warrants have not been included in the amounts shown in this filing.

ITEM 4.   PURPOSE OF TRANSACTION:

     The Shares were purchased in order to establish an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds. DDJ and the DDJ Affiliates may continue to have the Fund, the Account and DDJ Canadian purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fund, the Account and DDJ Canadian.

     DDJ and the DDJ Affiliates intend to review continuously the equity position of the Fund, the Account and DDJ Canadian in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or

                                  SCHEDULE 13D

CUSIP NO. 59159Q107                                           PAGE 7 OF 11 PAGES


securities convertible into or exercisable for Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares or securities convertible into or exercisable for Shares, or by disposing of all or a portion of the Shares or securities convertible into or exercisable for Shares.

     As described in Item 3, the Funds own Series B Preferred Stock and Warrants entitling them to convert into, or exercise for, shares of Common Stock pursuant to the terms of such securities. Neither security is convertible or exercisable within 60 days of the date hereof. Pursuant to the Securities Purchase Agreement entered into by and among the Company and each of the Funds dated December 9, 1999 (the "Securities Purchase Agreement"), the Funds have agreed to purchase an aggregate of an additional 1,550 Units, provided certain conditions have been met.


     Pursuant to the Securities Purchase Agreement, the Company agreed to file a proxy statement and take all necessary actions to call a meeting of its stockholders to approve the issuance of additional Units and the Common Stock to be issued upon exercise of the warrants and conversion of the Series B Preferred Stock. Under the terms of the Certificate of Designation of the Series B Preferred Stock, as long as there are at least 2,000 shares of the Series B Preferred Stock outstanding, the holders thereof are entitled to elect one director to the Board of Directors. The Funds currently intend to participate in the selection of a director in accordance with and to extent permitted by such provision. In addition, pursuant to a side letter among the Company and the Funds, the Company agreed to seek to provide, as a remedy to the holders of the Series B Preferred Stock in the event the Company defaults in its obligations to redeem the Series B Preferred Stock, the right of holders of Series B Preferred Stock to elect a majority of the Board of Directors of the Company.

     Except as otherwise described in this Schedule 13D, none of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in
(i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

                                  SCHEDULE 13D

CUSIP NO. 59159Q107                                           PAGE 8 OF 11 PAGES


ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     (a) B III-A Capital Partners, L.P. owns, and GP III-A, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III-A Capital Partners, L.P. 48,400 Shares or approximately 1.3% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 96,600 Shares, or approximately 2.6% of the outstanding Shares of the Company. DDJ, as investment advisor to DDJ Canadian, may be deemed to beneficially own 145,000 Shares, or approximately 3.8% of the outstanding Shares of the Company. Accordingly, DDJ may be deemed to be the beneficial owner of 290,000 Shares, or approximately 7.7% of the outstanding Shares of the Company.

     (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

     (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto, have effected any transaction in the Shares during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Pursuant to the terms of the Securities Purchase Agreement, the Funds agreed to purchase an aggregate of an additional 1,550 Units, provided certain conditions have been met. The Company is obligated to redeem the Series B Preferred Stock on December 9, 2004 and may redeem such shares earlier under certain circumstances. In addition, under the Securities Purchase Agreement the Funds have the right, under certain circumstances, to put a portion of their Warrants and shares of Series B Preferred Stock to the Company.

     The Funds are parties to a Registration Rights Agreement by and among the Company dated as of December 9, 1999, obligating the Company to register the Shares, the Series B Preferred Stock and the Shares underlying the Series B Preferred Stock and the Warrants under the Securities Act of 1933, as amended.

     Other than as described in this Schedule 13D, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

     The Fund, the Account and DDJ Canadian may from time to time own debt securities issued by the Company, and may from time to time purchase and/or sell such debt securities.

                                  SCHEDULE 13D

CUSIP NO. 59159Q107                                           PAGE 9 OF 11 PAGES


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 - Securities Purchase Agreement dated as of December 9, 1999 by and between the Funds and the Company;

     Exhibit 2 - Certificate of Designation of Series B Preferred Stock, filed with the Secretary of State of the State of Delaware on December 9, 1999;

     Exhibit 3 - Form of Common Stock Purchase Warrant dated as of December 9, 1999;

     Exhibit 4 - Side Letter dated as of December 9, 1999 by and between DDJ Capital Management, LLC and the Company;

     Exhibit 5 - Side letter dated December 20, 1999 by and between DDJ Capital Management, LLC and the Company.

                                  SCHEDULE 13D

CUSIP NO. 59159Q107                                          PAGE 10 OF 11 PAGES


                                   SIGNATURE:
                                   ==========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


BY:  /S/  WENDY SCHNIPPER CLAYTON
     --------------------------------
     WENDY SCHNIPPER CLAYTON
     ATTORNEY-IN-FACT*

* LIMITED POWER OF ATTORNEY FILED WITH THE SEC ON JULY 29, 1998 WITH FRONTIER AIRLINES SCHEDULE 13D FRONTIER AIRLINES INC.

                                  SCHEDULE 13D

CUSIP NO. 56323309                                           PAGE 11 OF 11 PAGES



                                   SCHEDULE A
                                   ==========

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482. Mr. Breazzano and Ms. Mencher are U. S. citizens.

NAME                        PRINCIPAL OCCUPATION OR EMPLOYMENT
====                        ==================================

David J. Breazzano          Principal of DDJ Capital Management, LLC, DDJ
                            Galileo, LLC, DDJ Copernicus, LLC and GP III-A, LLC

Judy K. Mencher             Principal of DDJ Capital Management, LLC, DDJ
                            Galileo, LLC, DDJ Copernicus, LLC, GP III-A, LLC,
                            Vice President of DDJ Overseas Corporation and
                            Director of Kepler Overseas Corp.